Exhibit 99.1

YS BIOPHARMA TO RING THE OPENING BELL AND DEBUT ON NASDAQ

YS Biopharma Ordinary Shares and Warrants to Trade on the Nasdaq

Under Tickers “YS” and “YSBPW”

NEW YORK – March 16, 2023 – YS Biopharma Co., Ltd. (the “Company” or “YS Biopharma”), a global biopharmaceutical company focusing on new generations of vaccines and therapeutic biologics for infectious diseases and cancer, will become a publicly listed company trading on the Nasdaq Capital Market with its ordinary shares and warrants listed under the new ticker symbols “YS” and “YSBPW”, respectively. The Company completed the previously announced business combination with Summit Healthcare Acquisition Corp. (“Summit Healthcare”) on March 16, 2023. YS Biopharma remains as the combined company. The management of the Company will participate in the Opening Bell Ceremony at the Nasdaq Stock Market on Friday, March 17, 2023.

Dr. David Hui Shao, the Chief Executive Officer and Director of YS Biopharma, will lead the ceremony alongside other members of the Company’s board of directors, management team, investors and guests.

“Debut on Nasdaq is a landmark event and celebration for the hard work and dedication of our team members which enabled us to be on Nasdaq and positioned us for long-term growth. We are grateful for the partnership and support of the management team at Summit Healthcare to accomplish the business combination. YS Biopharma has built an innovative portfolio and recorded strong product revenue growth and financial performance over recent years. We will continue striving for business growth through innovation and geographic expansion for our pipeline products, combined with disciplined investment in technology and clinical development. We look forward to our company’s journey ahead as a Nasdaq-listed company.” said Dr David Hui Shao.

About YS Biopharma

YS Biopharma is a global biopharmaceutical company dedicated to discovering, developing, manufacturing and commercializing new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a series of preventive and therapeutic biologics targeting Rabies, Coronavirus, Hepatitis B, Influenza and Shingles. YS Biopharma operates in China, the United States, Singapore, the United Arab Emirates, and the Philippines with over 800 employees and is led by a management team that combines rich local expertise and global vision in the vaccine and pharmaceutical industry.

YS Biopharma Investor Relations Contact:

Alyssa Li

+1 732-371-8481

Alyssa.li@yishengbio.com

Cautionary Statement Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding the expected growth of YS Biopharma, YS Biopharma’s ability to source and retain talent, and the cash position of YS Biopharma following closing of the Business Combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of YS Biopharma’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although YS Biopharma believes that it has a reasonable basis for each forward-looking statement contained in this press release, YS Biopharma caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the final prospectus relating to the proposed Business Combination, and other documents filed by YS Biopharma from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

YS Biopharma cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to recognize the anticipated benefits of the Business Combination, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings, the sales performance of the marketed vaccine product and the clinical trial development results of the product candidates of YS Biopharma, and other risks and uncertainties, including those included under the heading “Risk Factors” in the final prospectus filed with the SEC on February 8, 2023, as supplemented on February 21, 2023, and other filings with the SEC. There may be additional risks that YS Biopharma does not presently know or that YS Biopharma currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of YS Biopharma as of the date of this press release. Subsequent events and developments may cause those views to change. However, while YS Biopharma may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of YS Biopharma as of any date subsequent to the date of this press release. Except as may be required by law, YS Biopharma does not undertake any duty to update these forward-looking statements.